FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 9, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

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2003 FOURTH QUARTER RESULTS

Buenos Aires, February 9, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the fourth quarter ended December 31, 2003.

-  The Company posted a P$143 million loss in 2003 fourth quarter compared to a P$97 million loss in 2002 quarter.

The loss for 2003 quarter was mainly attributable to the following:

-  Lower exploration investments in Block 31, Ecuador, and San Carlos area, Venezuela: Considering the current development stage for Block 31 and the gradual capital expenditure program designed for the medium term in line with the currently expected cash flow, and following the successful effort method implemented by the Company in its oil and gas production and exploration activities, the Company charged to income capitalized investments in both blocks having a duration of over one year and recorded a P$170 million loss.

-   Operations in Ecuador: On account of the new schedule of investments required to develop Block 31 and the new vision about the Block potentiality and since the Company estimates that during the transportation contract term oil production will be lower than the 80,000 bbl/d capacity committed, a P$176 million loss was recorded.

-  P$156 million loss attributable to the valuation at market value of hedging agreements accounted for as non-hedge agreements in line with the significant increase in the future curve of reference crude oil prices.

-    A P$45 million provision for environmental remediation.

-  These results are partially offset by equity in earnings of utility companies, mainly as a result of the reversal of provisions recorded as of September 30, 2003, to adjust to the respective recoverable value the book value of equity interest in CIESA, TGS’s controlling company, and Citelec, Transener’s controlling company (a P$197 million gain). Such recovery is attributable to the significant appreciation of TGS’s and Transener’s listed shares during the quarter.

-   In 2003 quarter and for the twelve-month period ended December 31, 2003, the Company proportionately consolidated on a line-by-line basis the assets, liabilities, income and cash flow of Compañía de Inversiones de Energía S.A. (CIESA) which falls within the category of companies under joint control. As of December 31, 2002 such proportional consolidation was not made since as of such date the Company’s equity interest in CIESA valued under accounting standards consistent with the Company’s standards would have accounted for a negative value calculated under the equity method.

-  Sales totaled P$1,511 million in 2003 quarter and P$5,494 million in 2003 fiscal year.

-   Gross profit for 2003 quarter was P$545 million. Gross profit for 2003 fiscal year totaled P$2,108 million. Gross margin was 36.1% and 38.4% for 2003 quarter and 2003 fiscal year, respectively.

-  Operating income totaled P$143 million in 2003 quarter and P$1,232 million in 2003 fiscal year.

-   During 2003 fiscal year, the Company’s shareholders’ equity increased 8.6%.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

FOURTH QUARTER 2003 RESULTS

Net Sales

*  In 2003 quarter net sales increased to P$1,511 million or 20.8%. The 2003 quarter includes P$113 million attributable to the proportional consolidation of CIESA not included in 2002 quarter. Excluding this effect, sales increased P$147 million or 11.8%. Such rise mainly derives from a P$82 million increase in the refining business and a P$80 million increase in the oil and gas exploration and production business.

Gross Profit

*     Gross profit for 2003 quarter increased to P$545 million or 27.3%. The 2003 quarter includes P$64 million attributable to the proportional consolidation of CIESA not included in 2002 quarter. Excluding this effect, gross profit rose 12.4%. This improvement is mainly attributable to an increase in gas sales volumes and prices in the oil and gas production and exploration business segment and an improvement in gross profit resulting from the proportional consolidation of Distrilec.

In contrast, and due to a specific increase in refining business costs during 2003 quarter, gross profit for such business dropped P$27 million. Gross profit for the petrochemical business declined P$4 million in 2003 quarter mainly due to the impact of the peso appreciation on dollar-denominated sales prices.

Administrative and selling expenses

*    During 2003 quarter administrative and selling expenses dropped to P$147 million or 8.1%, mainly due to the effect of the peso appreciation on expenses incurred abroad and reduced expenses in Argentina in terms of pesos, partially offset by the proportional consolidation of CIESA. Administrative and selling expenses include charges for Affiliates under Joint Control in the amount of P$23 million and P$15 million for 2003 and 2002 quarters, respectively. Excluding such charges, the ratio of administrative and selling expenses to sales for Petrobras Energía Participaciones and its subsidiaries was 9.7% in 2003 quarter and 12,7% in 2002 quarter.

Other Operating Expenses

*    Other Operating Expenses accounted for P$78 million and P$4 million losses in 2003 and 2002 quarters, respectively.

The loss for 2003 quarter is mainly attributable to:

-     A P$45 million loss attributable to a provision for environmental remediation.

-     P$13 million loss attributable to the tax on banking transactions

-     P$10 million gain attributable to advisory services provided to other companies

Operating Income

Equity in Earnings of Affiliates

*   Equity in earnings of affiliates improved P$219 million in 2003 quarter, mainly due to the reversal of impairment charges for shareholdings in CIESA and Citelec.

Financial income (expense) and holding gains (losses)

*   Financial income (expense) and holding gains (losses) increased to P$295 million in 2003 quarter from P$125 million in 2002 quarter. This P$170 million increase is mainly attributable to:

-    P$47 million for higher financial expenses attributable to Affiliates under Joint Control.

-     A P$50 million drop in net interest expense in 2003 quarter due to an about 10% decline in dollar-denominated net indebtedness and the peso appreciation.

-    The 2002 quarter includes a P$220 million loss attributable to adjustment for inflation and income (loss) from conversion and translation not included in 2003 quarter due to discontinuance of the adjustment for inflation method.

-    The exchange difference line shows a P$12 million loss in 2003 quarter and a P$301 million gain in 2002 quarter, accounting for a net loss of P$313 million.

-    A P$155 million increase in the loss attributable to derivative instruments in 2003 quarter.

Other Expenses, net

*    Other expenses, net accounted for P$252 million and P$152 million losses for 2003 and 2002 quarters, respectively.

The loss for 2003 quarter is mainly attributable to the following:

-     P$176 million loss attributable to a provision for operations in Ecuador.

-     A P$37 million impairment charge for gas areas in Argentina.

-    A P$15 million loss attributable to loans granted to production joint ventures in Venezuela.

Balance Sheet

The Consolidated General Balance Sheet as of December 31, 2003 includes the following amounts attributable to Affiliates under Joint Control:

-     P$3,485 million for Property, Plant and Equipment.

-     P$2,150 million for Short-Term Debt.

-     P$88 million for Long-Term Debt.

Statement of Cash Flows

(Consolidated Information) (in millions of pesos)	(Three-Month Period) IIIQ 03	IIIQ 02	(Twelve-Month Period) Sep-03	Sep-02
Cash provided by operations				
Net Income	(143)	(97)	381	(1,579)
Adjustments to Net Income				
Equity in Earnings of Affiliates	(207)	12	(163)	638
OCP Charges	176	8	309	63
Net Financial Results	30	(277)	(585)	140
Dividends collected	6	15	26	20
Depreciation of Fixed Assets & Other Assets	274	228	1,016	1,051
Divestments	(12)	31	27	(41)
Impairments	52	83	64	96
Other	9	58	151	76
Exploratory Investments	170	6	180	17
Changes in assets and liabilities	69	25	360	569
Income Tax	(75)	52	(30)	55
Accrued Interests	160	251	598	878
Interest Paid	(82)	(152)	(488)	(814)
Subtotal	427	243	1,846	1,169
Derivatives anticipated proceeds	(245)	(126)	(493)	(459)
Net cash provided by operations	182	117	1,353	710
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(203)	(165)	(829)	(674)
Contributions in noncurrent investments	0	(8)	(12)	(127)
Divestments	20	168	20	593
Other	(1)	43	(94)	26
Net Cash (used in) provided by Investing Activities	(184)	38	(915)	(182)
Cash provided by (used in) Financing Activities				
Loans	(105)	(439)	(251)	(1,825)
Cash dividends paid	0	0	0	(2)
Net Cash Provided by Financing Activities	(105)	(439)	(251)	(1,827)
Inflation & Devaluation Effect	(5)	9	(88)	755
Variation in Cash	(112)	(275)	99	(544)
Cash at beginning	1,039	1,000	828	1,269
Cash at end	927	725	927	725

In the Statement of Cash Flows as of December 31, 2003, the 2003 quarter includes the following amounts attributable to Affiliates under Joint Control:

-     P$43 million for depreciation

-     P$40 million for acquisition of property, plant and equipment

-     P$382 million for cash at closing

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   Net sales for 2003 quarter increased to P$730 million or 12.3% mainly due to the rise in oil and gas sales volumes. This rise in volumes results from the strike in Venezuela as from 2002 fourth quarter and discoveries in Argentina at the Austral basin in 2003 quarter. Oil and gas daily sales volumes increased to 165.9 thousand barrels of oil equivalent or 10.5% in 2003 quarter. Oil sales volumes rose to 118.1 thousand barrels per day or 13.2% in 2003 quarter. Gas sales volumes increased to 286.6 million cubic feet per day or 4% in 2003 quarter.

During 2003 quarter, the average oil price, including the effects of hedging transactions and taxes on exports, increased to P$61.4 per barrel or 0.5%. The average oil sales price in 2003 quarter results from an 11% increase in WTI to US$31.2 per barrel. This increase was partially offset by a 19% appreciation of the peso against the US dollar.

Taxes on exports from Argentina account for a P$14.6 million and a P$31.4 million lower revenue in 2003 and 2002 fourth quarters, respectively. Such drop is attributable to increased sales in the domestic market in the period under review.

*  In Argentina, sales for 2003 quarter increased to P$409 million or 11.7%. This change mainly results from:

-    A 2.5% increase in oil and gas sales volumes to 92.3 thousand barrels of oil equivalent. As a result of the investment plan implemented in 2003, drilling operations conducted in Santa Cruz II area resulted in the discovery and delineation of new accumulations. Oil sales volumes rose to 56.3 thousand barrels per day or 2.4% in 2003 quarter. Gas sales volumes increased to 216 million cubic feet per day or 2.7%.

-     Oil sales price per barrel rose to P$72.1 or 9% mainly due to the increase in the international reference price, the recognition in income for 2003 quarter of intercompany sales to the refining business at a lower-than-market price as a consequence of the agreement between producers and refineries whereby a price of US$ 28.5 per barrel was set, lower taxes on exports during 2003 quarter and the reduced impact of hedge agreements.

-     Gas sales price rose to P$1.78 per thousand cubic feet or 12.7% mainly due to the renegotiation of intercompany sales agreements during 2003 fiscal year and the increase in the price of gas exported to Chile which is subject to fluctuations in the price of methanol.

Combined sales of oil and gas outside of Argentina increased to P$321 or 13% during 2003 quarter. Total oil and gas sales volumes rose to 73.6 thousand boe/d or 22.2% in 2003 quarter. The average oil sales price dropped to P$51.7 per barrel or 7% mainly as a consequence of the peso appreciation, partially offset by a rise in the international reference price and a reduced impact of hedge agreements.

Oil and gas sales in Venezuela increased to P$164 million or 14.7% in 2003 quarter. The average oil price per barrel dropped to P$39.6 or 10.6% due to the peso appreciation, partially offset by a change in the hedging policy and an increase in  WTI. Daily sales volumes of oil equivalent increased to 47.8 thousand barrels or 29.2% in 2003 quarter mainly due to the strike during 2002 quarter.

Oil sales in Ecuador totaled P$41.9 million in 2003 quarter while no significant sales were recorded in 2002 quarter. The Development Plan for Block 18 was approved in 2002 fourth quarter and thereafter the Company started drilling operations particularly at Palo Azul field. Daily crude oil sales volumes in 2003 quarter, net of the Government’s interest, totaled 5.4 thousand bbl/d.

*   Gross profit in 2003 quarter increased to P$328 million or 23.3%. Gross margin on sales increased to 44.9% in 2003 quarter from 40.9% in 2002 quarter. This rise is attributable to the increase in sales volumes and sales prices.

*   Administrative and selling expenses dropped 28.6% in 2003 quarter as a consequence of the peso appreciation which had an impact on foreign operations. The ratio of administrative and selling expenses to sales was 6.2% in 2003 quarter and 9.7% in 2002 quarter.

*   Exploration expenses increased P$152 million to P$177 million in 2003 quarter. In  2003 quarter a Ps.170 million charge to income is recorded for exploration investments made in Block 31 in Ecuador and in the San Carlos  - Tinaco area in Venezuela.

*   Other operating income for 2003 quarter accounted for a P$59 million loss compared to a P$1 million gain in 2002 quarter. In 2003 quarter provisions were recorded for royalties related pending litigation with the provinces and for environmental remediation.

Hedge of  Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sales price in the market. As of December 31, 2003, the Company maintains the following structure of oil hedge agreements, which are accounted for as non-hedge instruments:

	Expected Maturity
	2004	2005	Total
Sales Price Exposure

Crude oil price swaps (1)
Contract volumes (million bbl)	4.1	-	4.1
Average settlement prices (US$ per barrel)	18.64	-	-
Current value			(152)

Swap options (2)
Contract volumes (million bbl)	6.9	7.3	14.2
Average exercise price (US$ per barrel)	19.00	19.00	-
Current value			(397)

(1)

The transactions included herein are swap options exercised by the counterparties.

(2)

The transactions included herein are sold swaps options.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2003, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates, amounted to 758.1 million barrels of oil equivalent (569.1 million barrels of oil and 1,134.8 billion cubic feet of gas). This accounts for a 6.7% decline compared to reserves certified as of December 31, 2002 (4.1% for liquid hydrocarbons and 13.6% for natural gas).

During the 2002-2003 period, the change in the investment dynamics for all the Company’s businesses, focused on cash generation and maintenance of adequate liquidity levels, affected the reserve replacement strategy. Production of proved undeveloped reserves was prioritized with the consequent drop in the level of area exploration and acquisition activities (a major source of reserve replacement) in comparison with the ideal levels for the previous years, with the resulting adverse effect on the addition of reserves.

In line with the above mentioned, during 2003 fiscal year the reserve replacement ratio was 33%, due to the fact that production of 57.9 million barrels of oil equivalent was partially offset by a net addition of 19.3 million barrels of oil equivalent as detailed below:

-   Through the implementation of secondary recovery projects which added 26.7   million barrels of oil equivalent.

-   From extensions to known accumulations and discoveries as a result of the good results achieved in drilling and workover campaigns: 33 million barrels of oil equivalent were added.

-   In addition, and based on the performance of the different fields and the projects implemented during 2003, negative technical reviews totaled 40.4 million boe mainly attributable to an adjustment in the forecasts for fields where secondary recovery operations were performed.

In addition, reserves dropped by 15.9 million barrels of oil equivalent due to the sale of Catriel Oeste and Faro Vírgenes areas in Argentina.

Liquid hydrocarbons and natural gas account for 75% and 25%, respectively, of total proved reserves. Sixty per cent (60%) of total proved reserves are located outside of Argentina. The higher share of foreign operations mainly reflects reduced investments in Argentina compared to gas projects, which were restricted by lower prices in the domestic market, with the consequent adverse impact on the addition of reserves through improvements resulting from recoveries, extensions and discoveries.

As of December 2003, at 2003 oil and gas production levels, total oil and gas proved reserves account for a 13.1-year horizon.

Refining

*   Operating income for the refining business segment recorded an P$11 million loss in 2003 quarter compared to an P$18 million gain in 2002 quarter, mainly attributable to a reduction in the business contribution margins.

*   Gross profit dropped P$27 million to P$10 million in 2003 quarter. Gross margin on sales declined to 2.8% in 2003 quarter from 13.2% in 2002 quarter, mainly due to an 8% drop in sales prices and particularly an increase in costs, partially offset by increased sales volumes.

As regards costs, in spite of a 10.6% average increase in crude oil international reference prices, crude oil average price in the domestic market dropped to P$80.2 per barrel or 3% in 2003 quarter due to the peso appreciation. In 2003 quarter an adjustment was made, however, to reflect in the business results the crude oil cost at market price. Until the third quarter of 2003, the cost implied the application of Resolution 85/03 whereby refineries committed themselves to reflect a reference crude oil price of US$28.5 per barrel in their domestic market prices. The effect of considering a WTI market price for domestic operations accounted for a P$16 million increase in costs. Therefore, Resolution 85/03 only has financial effects.

In line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil volumes processed increased to 32,165 bbl/d or 23.3% in 2003 quarter.

*   Net sales increased to P$362 million or 29.3% in 2003 quarter, boosted by a 40% increase in sales volumes.

Sales volumes in Argentina increased an average of 85%, with increases of 133%, 200%, 127%, 26%, 40% and 47% for diesel oil, heavy products, asphalts, gasolines, paraffins and by-products of the reformer process, respectively.

The diesel oil domestic market recorded a 6.2% increase and the company’s market share rose to 5.1% in 2003 quarter from 3.8% in 2002 quarter. The gasoline domestic market shrank 2.7% in 2003 quarter due to increased consumption of substitute fuels such as CNG, while the company’s share increased to 3.1% in 2003 quarter from 3% in 2002 quarter.

Since sales to the domestic market proved to be a better option, export volumes declined an average of 18%, mainly due to lower exports of diesel oil and heavy products, partially offset by increased exports of paraffins and aromatics.

Sales prices dropped an average of 9%, 10% and 17% for diesel oil, heavy products and asphalts, respectively.

*  Administrative and selling expenses increased to P$15 million or 25% in 2003 quarter mainly due to increased freight costs related to the rise in sales volumes and higher fixed costs associated with the increase in the number of gas stations. The ratio of administrative and selling expenses to sales was 4.1% in 2003 quarter and 4.3% in 2002 quarter.

Petrochemicals

*  Operating income for the petrochemical business segment decreased to P$45 million or 25% in 2003 quarter, mainly due to the impact of provisions for environmental remediation.

*  Gross profit dropped to P$88 million or 4.3% in 2003 quarter. Gross margin on sales decreased to 23.9% in 2003 quarter from 26.3% in 2002 quarter.

*  In Argentina, styrenic sales did not record significant changes and totaled P$128 million and P$129 million in 2003 and 2002 quarters, respectively.

During 2003 quarter and boosted by the demand recovery in Argentina, styrenic total sales increased to 29 thousand tons accounting for a 29.1% increase compared to sales for 2002 quarter.

Styrene sales volumes increased 20% due to an 11% rise in domestic sales, reflecting the Argentine market recovery and to a 36% increase in exports particularly to Chile evidencing the consolidation of the Company’s presence in such country’s styrene market.

Polystyrene sales volumes in the domestic market rose 26% mainly due to the already mentioned demand recovery in Argentina. Exports declined by 58%, mainly as a result of lower shipments to Europe since it was more advantageous to export styrene to Europe with profit margins higher than those that could have been obtained through polystyrene exports.  As regards bops (bi-oriented polystyrene), total sales (in tons) grew 48%, as a consequence of increased exports, mostly shipments to the USA.

Rubber sales volumes for 2003 quarter were similar to those recorded in 2002 quarter. It is worth noting that domestic volumes increased approximately 38%, mainly due to the domestic market recovery to the detriment of the volumes of exports whose margins are lower in comparative terms.

In 2003 quarter the business average sales prices were in line with dollar-denominated international prices higher than prices for 2002 quarter. In spite of that and due to the peso appreciation, peso-denominated prices were lower.

Fertilizers sales rose to P$102 million or 20.1% in 2003 quarter, mainly as a result of a 9% increase in sales volumes. This rise reflects the strong recovery of the farming industry which boosted a greater use of fertilizers and the business restructuring implemented to expand sales areas.

Sales prices were in line with international prices higher than prices for 2002 quarter. The average sales price, however, increased 3% due to the effect of the adjustment for inflation implemented in 2002 quarter, the peso appreciation and a greater incidence of resale products with prices higher than the company’s own manufactured products.

Innova sales in Brazil rose to P$140 million or 2% in 2003 quarter, mainly due to higher sales prices. Total sales volumes shrank 1%. Domestic market sales increased to 47 thousand tons in 2003 quarter from 46 thousand tons in 2002 quarter, mainly due to a 12% decline in polystyrene domestic sales as a result of a drop in the demand for polystyrene in Brazil, offset by a 13% increase in styrene sales compared to 2002 quarter. In addition, export sales declined 19% due to a lower product availability.

Though sales prices in 2003 quarter were in line with international prices which rose 35% in terms of dollars compared to 2002 quarter, the average price in terms of pesos climbed 2% in 2003 mainly due to the adjustment for inflation applicable in 2002 quarter and, to a lesser extent, the peso appreciation.

*   Administrative and selling expenses dropped 14.7% mainly as a result of the impact of the peso appreciation on operations in Brazil. The ratio of administrative and selling expenses to sales was 7.9% in 2003 quarter and 9.7% in 2002 quarter.

*  Other operating income (expense) recorded a P$14 million loss in 2003 quarter compared to a P$2 million gain in 2002 quarter mainly attributable to provisions for environmental remediation.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with CIESA’s proportional consolidation is as follows:

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with Distrilec’s proportional consolidation is as follows:

*    Net sales of electricity generation increased to P$56 million or 37% in 2003 quarter, as a consequence of the combined effect of increased electricity sales prices and higher sales volumes.

The increase in energy sales prices was mainly attributable to the following:

-  During the March/October 2003 period, collection of additional energy income for guaranteed supply to the electricity market, with higher sales (P$4 million) in the last quarter of 2003.

-   Energy deliveries by less efficient machines at higher market prices as a result of reduced gas supply during 2003 quarter as a consequence of lower temperatures and increased gas consumption by industries. This circumstance did not affect Genelba Power Plant operations given its gas supply contract modality during 2003 fiscal year.

-    An about 6% increase in market demand.

Net sales attributable to Genelba Power Plant in 2003 quarter increased to P$49 million or 53.1%. The average price of energy delivered increased to P$35.5 per MWh or 11.8% in 2003 quarter, reflecting the above mentioned effects. In 2003 quarter energy delivered increased to 1,374 GWh or 35.2% as a result of the above mentioned increase in demand and Genelba’s better positioning as regards dispatch to the network vis-à-vis its competitors. Genelba Power Plant availability factor was 93.1% in 2003 quarter and 98.1% in 2002 quarter, as a consequence of minor maintenance works performed (scheduled every 4000 hours) in compliance with the manufacturer’s standards. No deficiencies were identified.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex totaled P$8 million in 2003 quarter. The average price of energy delivered increased to P$31.7 per MWh in 2003 quarter from P$14.8 per MWh in 2002 quarter mainly due to additional compensation for guaranteed supply to the market. Energy delivered by Pichi Picún Leufú declined to 256 GWh or 52% in 2003 quarter due to the lower levels of water supplying river basins.

*   Gross profit for the generation business increased to P$18 million or 13% in 2003 quarter. Gross margin on sales was 32.1% in 2003 quarter and 39% in 2002 quarter.

Outlook

*    Significant investments will be made in the Oil and Gas Exploration and Production business segment, particularly in Argentina and Venezuela. In addition to the acquisition of assets, exploration investments will increase as a vehicle for a more aggressive growth. We will continue to evaluate our assets with a view to consolidating the Company’s portfolio in businesses regarded as having the greatest potential and highest profitability. As regards production, the year 2004 will be a transition year on the path of growth and expansion.

*  Concerning the Refining and Marketing business segment, a scenario with high prices and margins for refined products is foreseen for the international market throughout the year 2004. In the domestic market, the economic upturn will have a positive effect on the demand for products, particularly diesel oil. Though this scenario is in principle favorable for the business, there is concern about the domestic market outlook, particularly due to the continued implementation by the Government of mechanisms to avoid the passing through of higher crude oil costs to fuel prices, and the prevailing inequality in terms of fuel tax burden which artificially distorts the free performance of the market. During 2004 the Company will continue to implement its growth strategy in this segment though adjusting the investment level to the evolution of certain aspects the Company is concerned about.

*   As regards the Petrochemical business, due to the urea high international prices the fertilizer business will continue to add significant value to the Company’s natural gas in 2004. Operations of the new tiosulphate plant located in Campana are estimated to start in 2004. Considering the evolution of the Argentine economy, the demand for styrene, polystyrene and rubber is estimated to continue growing. In addition, in 2004 polystyrene consumption in Brazil is expected to reverse the 2003 drop and resume a growth trend. Due to the favorable evolution of demand, in addition to good international prices and margins for styrenic products, the good economic performance of this business is estimated to continue. In such respect, the Company will make investments in 2004 to increase ethylbenzene production in Argentina and styrene production in Brazil by approximately 60 thousand tons/year.

*  Concerning the natural gas and electricity segments, the Argentine Government is expected to gradually restore the economic-financial balance and resume compliance with the respective regulatory frameworks under Law 24,076 and Law 24,065, seeking to regain investors’ confidence.

*   As regards licensee companies, the goal is to bring companies in line with the context prevailing after the deep economic crisis. Two great challenges are envisioned: the renegotiation of contracts with the Government and the companies’ borrowing policy, on which their long-term economic feasibility heavily depends.

Petrobras Energía Participaciones S.A. is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.

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